August 18, 2005

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          KMG Chemicals, Inc.
Form 10-K for the fiscal year ended 2004
SEC File No. 0-29278

Dear Mr. Decker:

KMG Chemicals, Inc. (“KMG”) submits the following responses to your letter dated July 13, 2005, containing comments from the staff of the Securities and Exchange Commission relating to KMG’s Form 10-K for the year ended July 31, 2004.  This letter supplements our earlier responses on July 1, 2005 and on May 6, 2005 to your original comment letter dated March 31, 2005 and a subsequent comment letter dated June 7, 2005.  In this letter, KMG has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Note 1. Summary of Significant Accounting Policies

Segment Reporting, page 31

1.     We note your response to prior comment 1.  We remind you that paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.  Given that your response to prior comment 10 in your letter dated May 6, 2005 states that the results of the three product lines are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance as well as it appears that your product lines earn revenues and incur expenses, and discrete financial information is available, it is not clear how each of these product lines would not represent an operating segment.

It appears that gross profit margins are the strongest indicator of your product lines’ economic characteristics, particularly in light of the fact that indirect general overhead expenses were not allocated to the product lines.  For the period from August 1, 2001 through January 31, 2005, the gross profit margins of the wood treating chemicals product line ranged from 28% to 40%, with an average of 33%.  For this same period, the gross profit margins of the rabon product line ranged from 37% to 45%, with an average of 42%, and the gross profit margins of the MSMA product line ranged from 1% to 59%, with an average of 16%.  Also, during this period, different product lines exhibited differing gross profit margin trends from period to period.  For example, from fiscal 2002 to fiscal 2003, the gross profit margin of the wood treating chemical products line decreased by 8%, whereas the gross profit margin of the MSMA product line decreased by 45%.  From fiscal 2003 to fiscal 2004, the gross profit margin of the wood treating chemical products line decreased by 11%, the gross profit margin of the rabon product line increased by 3%, and the gross profit margin of the MSMA product line decreased by 7%.  It appears that the margins of these product lines and the trends they depict are sufficiently varied as to preclude these product lines from being considered economically similar.  It is not clear how you determined that these three product lines have similar economic characteristics.

We remind you that the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements (a) better understand the enterprise’s performance, (b) better assess its prospects for future net cash flows and (c) make more informed judgments about the enterprise as a whole.  Based on this stated objective and the requirements set forth in paragraph 17 of SFAS 131, it appears to us that you should present disaggregated information for your three product lines.

Response:  We manage our business as a single entity with four primary product lines, and prepare monthly management reports for our chief operating decision maker and our board of directors.  Those monthly reports focus primarily on aggregate performance of the consolidated company, not individual product lines.  While it is true that the report contains some information on the profitability of product lines, information is also available to look at profitability of individual products, and in some cases by distribution points for individual products.  Our chief operating decision maker uses these reports on a monthly basis primarily to make decisions with regards to pricing strategy for our various products, to track the performance of our production facilities, and as an important tool in our internal controls.  Resource allocation among our product lines is not a significant, regular exercise for our chief operating decision maker, and our monthly management reports are not regularly used for that purpose.  Information on relative gross profit margins among the product lines, such as was provided in our July 1, 2005 response letter, is not a feature of our normal monthly management reporting package.

A copy of the monthly management report for the month ending April 2005 (the end of our third quarter) is provided under a request for confidential treatment.  Resource allocation among product lines is not a focus of the monthly management report, and we track relatively little discrete financial information by product lines.  The product line information in the monthly management report is really more accurately viewed as a summation of individual product information.  Our products generally require only modest amounts of working capital, and our plant’s normal capital expenditure level (excluding acquisitions-related expenditures) is only approximately $300,000 per year.  Consequently, our product lines do not materially compete for company resources or capital.

Below the level of our chief operating decision maker, our business is managed as a single segment as well.  The sales force for all products reports to a single vice president-sales, and manufacturing personnel report to a single manager of operations.  Similarly, regulatory matters are managed for all products by the vice president and general counsel.  There are no dedicated product managers with profit and loss responsibility for any one product line, and certain of our products utilize the same production facilities and employees.  Manpower at our plant is directed to the manufacture of the various products by the plant management.  The impact and effectiveness of those plant-scheduling decisions is monitored by the chief operating decision maker through the reports provided in the monthly management package.

Paragraph 13 of SFAS 131 advises that the nature of the business activity, and the existence of a manager, should be considered when defining an operating segment.  Our chief operating decision maker has profit and loss responsibilities for all product lines.  There are no dedicated managers assigned to any of our product lines, and no dedicated product managers reporting to the chief operating decision makers.  Also, the nature of the product lines would indicate one operating segment since they are similar products (pesticides) and share management, production facilities and employees.  We believe these are indicators of a single operating segment.

Paragraph 14 provides further clarification for paragraph 10, saying that the chief operating decision maker could be the segment manager, and if section 10 applies to more than one component, the set of components that the segment manager is held responsible for is the operating segment.  Our chief operating decision maker is held responsible for the profit and loss of all product lines as one segment.  The individual performance of each product line, is not regularly reviewed by the company’s board of directors in the monthly management reports, to whom he reports.  We believe, therefore, this also indicates that the business is a single operating segment.

Note 2. Acquisitions, page 32

2.     We note your response to prior comments 2 and 3.  It appears that the primary reason you used SFAS 141 to account for these acquisitions is that the purchase price exceeded the estimated fair value of the assets acquired.

In your response to prior comment 11 in your letter dated May 6, 2005, for the Wood Protections Products acquisition, you stated that you primarily acquired WPP’s pesticide registrations for penta products and a non-compete agreement from WPP and its principal owner.  Also in your response to prior comment 12 in this letter, you stated that for the Trenton Sales, Inc. acquisition you did not acquire any physical assets in this transaction; you identified the product registration and non-compete agreements as the only intangible assets that had been acquired.

We remind you that paragraph 6 of EITF 98-3 states that a business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  In order for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.  Your response indicates that the transferred assets contain no processes necessary to continue to conduct normal operations as well as no outputs.  Aside from the product registrations, the remaining inputs obtained appear to be minor.  Given this, it remains unclear how you determined you acquired a business pursuant to EITF 98-3.

Response:  Wood Protection Products (WPP) and Trenton Sales (Trenton) were distributors of wood treating products, and competed with us immediately prior to the acquisitions.  WPP was a distributor of pentachlorophenol (penta) and Trenton was a distributor of creosote.  Neither business was complex.  The primary asset in each business was an EPA product registration which is required in order to sell or distribute pesticides like wood treating products in the U.S.  These registrations are expensive and time consuming to obtain.  All other components of the two businesses are relatively easy to obtain.

WPP purchased truckloads of penta from a single source, and Trenton purchased creosote usually from not more than two sources, most recently by truckload from a Mexico producer.  WPP dissolved the solid penta it purchased into solution form, and sold it to customers in truckload quantities.  Trenton’s creosote sales were of truckload quantities, but it did no processing of the creosote it bought before it was resold.  Each company had temporary storage capacity at one or more locations.  In each case, almost all the sales were concentrated in fewer than 20 customers, and in the case of Trenton a large portion of its sales were to a related company that used creosote to treat utility poles.  In evaluating our acquisitions of WPP and Trenton in accordance with paragraph 6 of EITF 98-3, we considered the following:

Wood Protection Products

WPP purchased solid penta from a single supplier, and dissolved it with a solvent to form a liquid, penta concentrate.  It sold the concentrate in bulk by tank truck to wood treating companies who used it to treat utility poles, which are used primarily by telecommunication and utility companies.  We evaluated our acquisition of the WPP assets in accordance with paragraph 6 of EITF 98-3 as follows:

Inputs:

•              Long-lived assets - WPP’s long-lived assets consisted of trucks/trailers, formulation equipment (including storage tanks) and their building and formulating facility site in Charlotte, SC.  We acquired WPP’s delivery trucks/trailers in the acquisition, which supplemented the fleet we already possessed.  We also acquired WPP’s formulation equipment, which we dismantled and removed from their facility.  We did not acquire and did not need their building or facility in order to continue the penta distribution business.  We used some of the formulating equipment to upgrade our facility in Tuscaloosa, Alabama, some of the equipment was used elsewhere in the company, and the remainder of the equipment was sold for scrap.  EITF 98-3 instructs that the determination of whether a set of transferred assets constitutes a business should be made without regard to how the transferee intends to use the transferred set.  In determining whether a business was acquired, we did not deem it relevant that the WPP formulation equipment was dismantled.

•              Intellectual property – The key asset and principal intellectual property of WPP was its U.S. EPA and Canada penta registrations.  The registrations are necessary to lawfully sell penta in the U.S. and Canada.  The registrations and test studies were acquired in the acquisition.  Other intellectual property was not material to the business.

•              Ability to obtain access to materials or rights – We purchased WPP’s entire penta inventory in the acquisition.  WPP was purchasing penta from a single supplier under a long-term relationship, without a written contract.  We obtained a long term penta supply agreement with that supplier in December 2003 after we purchased WPP.  WPP did not have contracts to purchase the solvents used to dissolve penta and make penta solutions.  We already had sources for the solvents, and the additional solvent volume needed after the acquisition was easily obtained by us from those sources.

•              Employees – WPP’s employees were truck drivers, formulation facility operators, sales personnel and office staff, none of which is a highly complex or technical job.  We did not hire any of these employees in the acquisition, although one sales person was hired subsequently.  We easily obtained one additional truck driver and one production person in Tuscaloosa (where our facility is located) to handle the increased volume.  Though not included in the acquisition, the additional personnel were readily available and easily obtained at low cost.

Processes:

•              Production process - WPP’s production process consisted of dissolving solid penta with solvent to produce a liquid penta concentrate.  WPP’s process was not complicated; it was a simple bulk materials handling/dissolving operation.  Their process was similar to the process we already used to dissolve our own solid penta to produce solutions, except that WPP started with solid penta flakes and our process started with solid penta blocks.  We did purchase all the WPP equipment and used some of it to upgrade aspects of our facility, and improve our process.

Outputs:

•              Product inventory -We purchased WPP’s product inventory at their cost of production.  WPP also processed raw materials on hand into finished product under a processing agreement with us for about three weeks.

•              Ability to access customers - The customer base is a very concentrated group of wood treating companies.  Almost all the penta sold in the U.S. goes to not more than about 20 customers.  Prior to the acquisition, WPP was the only other distributor of penta solutions.  Given the limited number of customers and distributors, access to customers was easily obtained.  We did obtain a consulting and non-competition agreement with WPP and its principal owner.  The non-competition agreement generally prohibits WPP from re-entering the penta business for five years, which enhances our ability to access the customer base.  WPP’s customers naturally migrated to us, and we concluded that it was not material to the EITF 98-3 analysis that a customer list was not purchased in the acquisition.

In the case of the WPP acquisition, we had an independent accounting firm do a valuation, which concluded that goodwill existed in the transaction.  Under paragraph 6 of EITF 98-3, if goodwill exists, there is a presumption that a business has been purchased.  Given the considerations above, we do not believe the missing components rebut that presumption.

Trenton Sales

Trenton was merely a distributor of creosote.  Unlike WPP, Trenton did not process creosote it purchased before it was resold.  Trenton purchased creosote from suppliers who produced creosote as a byproduct of the distillation of coal tar.  Their principal source was located in Mexico.  Creosote is used to treat utility poles and railroad crossties for the same purpose as penta is used, to protect the wood from decay and extend the useful life of the treated wood.  We evaluated this acquisition in accordance with paragraph 6 of EITF 98-3 as follows:

Inputs:

•              Long-lived assets – Trenton’s long lived assets consisted of two storage facilities, including storage tanks.  One of the storage facilities was located in South Texas, and we acquired access to that storage facility after the acquisition through a tank storage facility operating agreement.  Trenton’s second storage facility was redundant to our own New Orleans facility, and access to it was not obtained in the transaction.  We view that aspect as not critical under EITF 98-3 as storage capacity was easily obtained at minor cost.  Trenton transported the creosote it purchased and sold via common carrier, so there were no transportation assets to acquire.  Transportation by common carriers is easily obtained, so we viewed this as minor.

•              Intellectual property – The key asset and principal intellectual property of Trenton was its U.S. creosote registration, a registration necessary to lawfully sell creosote in the U.S. that was acquired in the acquisition.  Other intellectual property was not material to the business.

•              Ability to obtain access to materials or rights – Trenton was primarily purchasing its creosote from a Mexico producer at market based pricing.  As part of the acquisition, we obtained an assignment of Trenton’s contract with the Mexico producer.

•              Employees – Trenton’s employees were storage facility personnel, sales personnel and office staff, none of which are highly technical positions.  We did not hire any of these employees in the acquisition, but under the tank storage facility operating agreement we had access to the facility personnel at the South Texas storage facility.  Trenton’s other employees were not necessary for continued operation of the business. If these positions were needed, personnel is readily available and would be easily obtained at low cost.

Processes:

•              Production process – Trenton was a distribution business, so there was not a creosote production process per se.  It merely purchased creosote and delivered it to wood treating customers.  The sales process is largely clerical, and would be easily obtainable if needed.

Output:

•              Product inventory – We did not purchase Trenton’s product inventory of creosote in the acquisition; however, that inventory was limited in amount and given the nature of the business and ability to access suppliers and customers, we do not believe it to be significant under EITF 98-3.

•              Ability to access customers - Almost all of the creosote sold in the U.S. goes to not more than about 20 customers.  Prior to the acquisition, Trenton was the only other significant distributor of creosote to third party wood treaters in the U.S.  Given the limited number of customers and distributors, access to customers was easily obtained.  We also obtained a non-competition agreement with Trenton as principal owners.  The non-competition agreement generally prohibits Trenton from re-entering the creosote business for five years, which enhances our ability to access the customer base. Trenton’s principal customer was a related party to Trenton.  In the acquisition we entered into a long term supply agreement under which we supply all of that wood treating company’s creosote requirements.  After Trenton’s on hand inventory was exhausted (in approximately three months), we began supplying creosote to that customer under the supply agreement.

In the case of the Trenton acquisition, we performed an internal valuation and concluded that goodwill existed in the transaction.  Under paragraph 6 of EITF 98-3, if goodwill exists, there is a presumption that a business has been purchased.  Given the considerations above, we do not believe the missing components rebut that presumption.

Based on the considerations above and the guidance in EITF 98-3, we concluded that the excluded input, process and output items in the WPP and the Trenton acquisitions were determined to be minor, and we accounted for the transactions as the acquisition of a business.

Note 7. Intangible and Other Assets, page 36

3.     We note your response to prior comment 4.  Generally, it would appear that all assets determined to be indefinite-lived under SFAS 142 would previously have had a useful life of 40 years under APB 17.  Given that you state that the facts and circumstances did not change upon your adoption of SFAS 142, it remains unclear how you went from a useful life of 15 years to an indefinite useful life.  Tell us how each of these product registrations qualifies as an indefinite-lived asset by addressing all of the factors in paragraph 11 of SFAS 142 as well as the guidance in Appendix A of SFAS 142.

You state that test data in support of a product registration could be cited by a third party in support of their registration effort without paying compensation after the test data has been on file with the EPA for at least 15 years.  Please specifically address in your explanation how this impacts your estimated useful life, including how it impacts your evaluation of competitive factors.

Given that the MSMA product registration appears to be amortized, please explain to us how you differentiate between those product registrations that should and should not be amortized.  Tell us what period is used to amortize the MSMA product registration, and how you determined this was the appropriate estimated useful life.

Response:  Some additional background on our registered pesticide products would be useful for a discussion of the appropriate useful life for these intangible assets.

Product Background

The vast majority of railroad ties in the United States are made of wood, and creosote is the only product used to treat them.  It has been used to treat railroad ties for about 150 years in this country.  Creosote treated railroad ties last an average of about 30 years, depending on the environment and railroad traffic.  Some ties have lasted close to 100 years.  Railroad ties are critical to the safe operation of the nation’s rail system and any replacement product will require many years of testing before it is accepted as a viable alternative.  At this time, there is not any economically viable substitute product for creosote railroad ties.  The other use of creosote is for treating utility poles.  The utility and the telecommunications companies believe that wooden poles are a necessary component in their system, and creosote is one of three preservatives commonly used on poles.  Creosote has been used for that purpose for about 75 years.  In certain applications and locations, creosote is the preferred alternative.  Because any wholesale conversion away from creosote in railroad ties or poles would be a gradual process, we would have significant advance warning.

Penta is our other major pesticide product used by the wood treating industry.  Penta is one of three chemicals commonly used to treat utility poles, and it has been used on utility poles in the U.S. for 70 years.  Wooden poles are cost efficient, and the preferred choice in a wide variety of applications and locations.  Their continued use is strongly supported by the utility and telecommunications industries.  More than half of the wooden utility poles in the United States are treated with penta.

Rabon is our pesticide used by livestock and poultry growers to control flies, beetles and other pests.  The development of resistance by pests to most pesticides is of particular concern to both the growers and the EPA.  Rabon is unique in that during its long history of use, there has never been any evidence of resistance developing in target pests.  For this reason, the agricultural agencies in key producing states have recommended that growers rotate Rabon into their pest control programs.

We reviewed APB 17 relative to the accounting treatment for the creosote registrations acquired in 1998.  The regulatory environment in 1998 was significantly less supportive than it is today for creosote.  In that general time period, the EPA first published its Rebuttable Presumption Against Reregistration of creosote and other wood treating chemicals, on the basis of which some thought that creosote might eventually be cancelled as a permitted pesticide.  So in 1998, we chose 15 years as what we believed at the time was the most appropriate amortization period given the situation.  In reaching that conclusion, we considered the overall regulatory climate and the test data compensation rules pertaining to pesticide registrations such as creosote.

EPA product registrations are required in order to sell pesticide products in the U.S.  Pesticide registrations are supported by extensive testing data prescribed by the EPA.  If a company wants to obtain a registration to sell a pesticide for which another company already has a registration, the new registrant must either conduct its own tests and submit them to EPA, or rely on the data of the existing registrants and pay them the applicable compensation.  The data from any particular test can be relied upon by another party, without paying any compensation, once the data is more than 15 years old.  The 15-year compensable period was used as one factor in choosing an amortization period for the creosote registration acquired 1998.  Since then, it has become clear that test data is frequently refreshed and updated, starting a 15-year compensable period for the new data.

With our adoption of SFAS 142 on August 1, 2002, we re-evaluated the useful lives of our intangible assets and determined that the creosote registration acquired had an indefinite life, and should be subjected to annual impairment testing rather than amortization.

We considered SFAS 142, paragraph 11 and Appendix A, in determining that the intangible assets below had indefinite lives as follows:

Creosote product registration

a.     Expected use of the asset by the entity – As mentioned above, EPA product registrations are required to sell pesticide products in the United States.

b.     Expected useful lives of other assets – There are no other assets whose useful lives impact the useful life of this product registration.

c.     Legal, regulatory, or contractual considerations – Product registrations are governed by the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA) and are administered by the EPA.  Product registrations are renewed annually on the payment of an annual fee of less than $5,000 per registration.  In order to cancel a registration for other than non-payment of the annual fee, the EPA must pursue an extended cancellation process. We have never had registration renewals refused, and our current intention is to renew the product registration indefinitely.

d.     Maintenance expenditures - Besides the small annual renewal fees, the EPA frequently requests a registration holder to refresh some of the supporting test data using updated techniques, or an expanded scope.  The cost associated with refreshing certain data is minor compared to the underlying value of the registration.

e.     Economic factors - The “product background” section above discusses the strong position that creosote occupies in the railroad crosstie and utility pole market segments.  There are no competitive threats to creosote on the horizon and the product has a long history of stable sales and profitability.  An EPA registration is required to sell creosote in the U.S.  There are only four other registration holders, and they generally do not compete with us.  The pesticide regulatory system places substantial barriers to entry for new competitors, enhancing our economic position.  The treated rail crosstie market is a replacement market, meaning that rail lines in the United States are generally not expanding.  New railroad ties are pressure treated with creosote by our customers and sold to the railroads, which are typically using the new ties to maintain their existing rail lines, providing us a long-term stable market. There are no indications of any economic factor impacting the useful life of this registration.

Penta product registration

The responses to items a. through d. above for creosote are the same responses as for penta.  Economic factors were considered as follows:

e.     Economic factors - Penta has a long history of stable sales and profitability. This product’s position in the utility pole market segment is discussed in “product background.”  The penta market is also a replacement market.  Penta treated utility poles are typically purchased by electric companies to maintain the integrity of their power grid, providing a long-term stable market to KMG.  Although there are other chemicals that are used to treat utility poles, penta has been used for over 70 years and has the largest market position.  An EPA registration is required to sell penta in the U.S.  We are the only U.S. registration holder.  The pesticide regulatory system places substantial barriers to entry for new competitors, enhancing our economic position.  There are no indications of any economic factor impacting the useful life of this registration.

Rabon product registration

The responses to items a. through d. above for creosote are the same responses as for Rabon.  Economic factors were considered as follows:

e.     Economic factors - The “product background” section above discusses Rabon’s position in its market niche.  Although not as old as penta or creosote, Rabon also has a very long usage history in the United States.  This market has substantial growth potential.  Some market estimates indicate that only 2% of certain key markets are using any product at all to control flies and other parasitic pests on livestock.  An EPA registration is required to sell Rabon in the U.S.  We are the only U.S. registration holder.  The pesticide regulatory system places substantial barriers to entry for new competitors, enhancing our economic position.  Although there are other pesticide products that compete with Rabon, the market is large enough to support several different products.  There are no indications of any economic factor impacting the useful life of this registration.

No legal, regulatory, contractual, competitive, economic, or other factors were determined to limit the useful life of these three product registrations.  Therefore, we have concluded that their useful lives are indefinite.

We continually monitor the regulatory and economic environment pertaining to our products.  As we see conditions change, warranting a change in the estimated useful lives or a change from indefinite to definite life of our intangible assets, we account for any necessary changes in accordance with SFAS 142.

MSMA

In re-evaluating the useful life of the MSMA registration we acquired in 2000, it was decided to shorten the amortization period for this product from our original estimate of 15 years down to 10 years.  This was due to the regulatory pressures we saw building in this country against registered pesticide products similar to MSMA.

FORM 10-Q FOR THE PERIOD ENDED APRIL 30, 2005

Note 7. Subsequent Events

4.     Please tell us how you accounted for the purchase of certain penta assets from Basic Chemicals Company, LLC in June 2005.  Your explanation should refer to the accounting guidance used to determine the appropriate accounting as well as how you determined this was the appropriate accounting guidance to use.

Response:  In June of this year we acquired certain penta assets from a subsidiary of Occidental Chemical Company for $13 million.  We paid $3 million in cash and signed an unsecured 5-year note for the remaining $10 million at a fixed 4% interest rate.  Our internal valuation (unaudited) of those assets is provided under a request for confidential treatment.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ John V. Sobchak

John V. Sobchak
Vice President and Chief Financial Officer